Exhibit 15.3

CONSENT OF BEHRE DOLBEAR ASIA, INC.

We consent to the inclusion in this Registration Statement on Form 20-F and the information statement filed as an exhibit thereto of our report, dated November 7, 2013, and of the statements referring to us under “Experts”, in each case in the form and context in which such report or statements are included.

Our report, dated November 7, 2013, has been prepared to serve as a Competent Person’s Report (as such term is defined in Rule 18.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) in support of filings by Feishang Anthracite Resources Limited with The Stock Exchange of Hong Kong Limited, and in particular, to meet the requirements of Chapter 18 of the Listing Rules.

/s/ Alastair McIntyre
Senior Managing Director
Behre Dolbear Asia, Inc.

Date: November 19, 2013